SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated March 19, 2008

Nokia Corporation

Nokia House

Keilalahdentie 4

02150 Espoo

Finland

(Name and address of registrant’s principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      ☒            Form 40-F      ☐

Enclosures:

1.               Nokia stock exchange release dated March 19, 2008: Nokia cancels treasury shares

STOCK EXCHANGE RELEASE

March 19, 2008

Nokia Corporation

Stock exchange release

19.3.2008 at 15.15 (CET+1)

Nokia cancels treasury shares

Espoo, Finland - Nokia has decided to cancel 185 409 913 shares held by the company. The cancellation of shares does not have an effect on the amount of share capital of the company. Following the cancellation the number of shares in the Company will be 3 797 402 044.

Media Enquiries:

Nokia

Communications

Tel. +358 7180 34900

Email: press.services@nokia.com

www.nokia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 19, 2008		Nokia Corporation

	By:	/s/ Kaarina Ståhlberg
		Name:	Kaarina Ståhlberg
		Title:	Assistant General Counsel